

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2014

Via E-mail
Germán Quiroga
Co-Chief Executive Officer
Emmanuel Grenier
Co-Chief Executive Officer
Cnova N.V.
Professor Dr Dorgelolaan 30D
5613 AM Eindhoven
The Netherlands

> **Re: Cnova N.V.**
> **Pre-Effective Amendment No. 6 to Registration Statement on Form F-1**
> **Filed October 31, 2014**
> **File No. 333-196521**

Dear Messrs. Quiroga and Grenier:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Dilution, page 50

1. Please show us how you computed net tangible book value before and after giving effect to the sale of ordinary shares in the offering reconciling amounts used in the computations to the historical financial statements, use of proceeds on page 47 and capitalization on page 49 to the extent applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Josh Kiernan, Esq.
        Andrew Weisberg, Esq.
        White & Case LLP